FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

Suite 300, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1 2 3	Interim Financials dated March 31, 2006 Management’s Discussion And Analysis March 31, 2006 Form 52-109FT2 CEO and CFO Certification

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2006	BUFFALO GOLD LTD. By: Simon Anderson __________________________________ Name: Simon Anderson, Title: Chief Financial Officer

BUFFALO GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

March 31, 2006

NOTICE TO READER

These unaudited consolidated financial statements for the first financial quarter ended March 31, 2006 have not been reviewed by our auditors, Davidson & Company LLP, Chartered Accountants. They have been prepared by Buffalo Gold Ltd.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years except for the change in accounting policy described in note 3. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2005.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	March 31, 2006	December 31, 2005

Assets

Current
Cash and cash equivalents	$ 1,699,636	$ 3,541,708
Receivables	77,800	30,298
Note receivable (note 4)	-	-
Deferred acquisition costs	43,175
Prepaid expenses	72,040	1,340

	1,892,651	3,573,346

Equipment (note 5)	12,424	4,462
Exploration properties (note 7)	3,312,187	222,834

	$ 5,217,262	$ 3,800,642

Liabilities And Shareholders' Equity

Current
Accounts payable and accrued liabilities (note 12)	$ 470,124	$ 461,395
	470,124	461,395
Amounts due to shareholders	6,272	6,272

	476,396	467,667

Shareholders' Equity
Share capital (note 9)
Authorized
Unlimited common shares without par value

Issued
26,417,457 (2005 – 22,417,457) common shares	11,466,104	8,746,104
Contributed surplus (note 9)	1,770,000	909,000
Deficit	(8,495,238)	(6,322,129)

	4,740,866	3,332,975

	$ 5,217,262	$ 3,800,642

Going concern (note 2)

On behalf of the board of directors:

“Doug Turnbull”		“James Stewart”
Doug Turnbull	Director	James Stewart	Director

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	Three Months Ended March 31
	2006	2005

Exploration expenses (note 7)	$814,919	$-

Administrative Expenses
Amortization	980	-
Consulting fees (note 12)	151,041	8,212
Investor relations	146,992	-
Listing, filing and transfer fees	19,305	2,620
Office and miscellaneous	20,477	264
Professional fees (note 12)	52,634	-
Rent (note 12)	10,016	3,312
Stock-based compensation (note 10)	861,000	-
Travel and promotion	100,811	-
	1,363,256	14,408

Loss before other items	(2,178,175)	(14,408)

Other Items
Interest expense (note 8)	-	(4,333)
Interest income	5,066	-

Loss for the period	(2,173,109)	(18,741)

Deficit, beginning of period	(6,322,129)	(4,921,958)

Deficit, end of period	$(8,495,238)	$(4,940,699)

Loss per share, basic and fully diluted	$0.10	$0.00

Weighted average number of shares outstanding
Basic and fully diluted	22,417,457	6,756,726

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	Three Months Ended March 31
	2006	2005

Cash Flows From (Used In) Operating Activities
Loss for the period	$(2,173,109)	$(18,741)

Items not involving cash
Stock-based compensation	861,000	-
Interest accrued on notes payable	-	4,333
Amortization	980	-

Changes in non-cash working capital items:
Decrease (increase) in receivables	(38,714)	356
Decrease (increase) in prepaid expenses	(60,000)	-
Increase in accounts payable and accrued liabilities	4,561	1,258

Net cash provided by (used in) operating activities	(1,405,282)	(12,794)

Cash Flows Used In Financing Activities
Share issue costs	(10,700)	(2,641)

Net cash used in financing activities	(10,700)	(2,641)

Cash Flows Used in Investing Activities

Equipment purchases	(8,942)	-
Deferred acquisition costs	(43,175)	-
Advances to subsidiary before acquisition	(8,357)	-
Cash acquired on purchase of subsidiaries	50,844	-
Acquisition of exploration properties	(416,460)	-

Net cash used in investing activities	(426,090)	-

Change in cash and cash equivalents during the period	(1,842,072)	(15,435)

Cash and cash equivalents, beginning of period	3,541,708	155,285

Cash and cash equivalents, end of period	$1,699,636	$139,850

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the Three Months Ended March 31, 2006

(Unaudited, Prepared by Management)

1.

BASIS OF PRESENTATION

These consolidated financial statements are those of Buffalo Gold Ltd. and its wholly-owned subsidiaries Gold FX Limited and Gold Finance and Exploration Pty. Limited. Collectively, they are referred to as “the Company”.

Buffalo Gold Ltd. is an Alberta Corporation engaged in the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.  The Company's shares are listed on the TSX Venture Exchange and, accordingly, the Company is subject to restrictions on share issuances and certain types of payments as set out in TSX Venture Exchange policies.

The accompanying unaudited consolidated financial statements do not include all information and note disclosures required for an annual set of financial statements under Canadian or United States generally accepted accounting principles (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows as at March 31, 2006 and for all periods presented, have been included.  Interim results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. These consolidated financial statements should be read in conjunction with the audited financial statements and notes for the fiscal year ended December 31, 2005. The accounting principles applied in these interim consolidated financial statements are consistent with those applied in the annual financial statements, except as described in note 3.

These consolidated financial statements are prepared in accordance with Canadian GAAP for interim financial information. These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). These financial statements also conform, in all material respects, with generally accepted accounting principles in the United States of America (“United States GAAP”) with respect to recognition, measurement and presentation. The Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets”, which concludes that mineral rights are tangible assets and accordingly capitalizes for United States GAAP purposes the costs related to the acquisition of mineral rights.

2.

GOING CONCERN

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada with the ongoing assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  However, certain conditions exist which raise substantial doubt about the Company's ability to continue as a going concern. In particular, the Company has a history of operating losses and while it has working capital of $1,422,527 (December 31, 2005 - $3,111,951), it intends to undertake exploration programs that will require further funds. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3.

ADOPTION OF ACCOUNTING POLICY

The Company’s significant accounting policies were disclosed in the December 31, 2005 audited financial statements. Since that date the Company has acquired Australian subsidiaries that maintain their accounts in Australian dollars. Accordingly, the Company has adopted a new accounting policy regarding the translation of foreign currencies.

The accounts of the Company’s subsidiaries, which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

4.

NOTE RECEIVABLE

The Company holds a promissory note in the amount of $47,500 plus accrued interest that is in default. Although the promissory note is secured by personal guarantees from the principals of the debtor, the Company has provided in full for the doubtful collection of this amount.

5.

EQUIPMENT

	March 31, 2006			December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Computer equipment	$ 11,872	$ 958	$ 10,914	$ 4,462
Other equipment	1,689	179	1,510	-

	$ 13,561	$ 1,137	$ 12,424	$ 4,462

6.

ACQUISITION OF GOLD FX LIMITED

On March 31, 2006, the Company completed the acquisition of Gold FX Limited (“Gold FX”), a company incorporated under the laws of Australia. Gold FX has a wholly-owned subsidiary Gold Finance and Exploration Pty. Limited. The purchase consideration was 4,000,000 common shares valued at US$0.60 per common share for total consideration of $2,720,000.  The share price used to determine the purchase price for accounting purposes was based on the closing market price of the Company’s shares prior to signing of the letter of intent. In addition, the Company incurred acquisition costs of $60,882 in connection with the purchase of Gold FX.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired as follows:

Cash and cash equivalents	$ 50,844
Other current assets	8,788
Exploration properties	2,733,775
Liabilities	(4,168)
Due to Buffalo Gold Ltd.	(8,357)
Net assets acquired	$ 2,755,882

The properties owned by Gold FX are described in note 7.

7.

EXPLORATION PROPERTIES

The changes in the cost of the Company’s exploration properties were:

	Mt. Kare	Gold FX	Red Property	Total

Balance, December 31, 2005	$ 185,833	$ -	$ 37,001	$ 222,834
Acquired for shares	-	2,672,893	-	2,672,893
Cash option payments	350,000	-	-	350,000
Legal and other purchase-related costs	5,578	60,882	-	66,460

Balance, March 31, 2006	$ 541,411	$ 2,733,775	$ 37,001	$ 3,312,187

The Company incurred exploration expenses as follows in the three months ended March 31, 2006:

	Mt. Kare	Gold FX	Red Property	Total

Drilling	$ 133,872	$ -	$ 103,262	$ 237,134
Geological	138,545	-	-	138,545
Helicopter	135,743	-	-	135,743
Salaries	62,108	-	-	62,108
Fuel	60,692	-	-	60,692
Accommodation and meals	36,350	-	-	36,350
Automotive	28,590	-	-	28,590
Legal fees	23,920	-	-	23,920
Travel	23,732	-	-	23,732
Consulting	23,695	-	-	23,695
General	44,410			44,410

	$ 711,657	$ -	$ 103,262	$ 814,919

The Company did not incur any exploration expenses in the three months ended March 31, 2005.

Gold FX

7.

EXPLORATION PROPERTIES (Continued)

On March 31, 2006, the Company acquired Gold FX, a private Australian company with 13 gold and uranium exploration assets in Queensland and the Northern Territory of Australia. These projects host a number of uranium targets that have been defined based on geophysical airborne radiometric data. At the date of these financial statements, the Company has not allocated the purchase price to the individual properties.

Murphy Ridge

In March 2006, the Company was granted an option to acquire a 100% interest in the Murphy Ridge Project located in north-east part of Northern Territory, Australia. The Company paid an initial A$50,000 ($43,175) non-refundable payment that provides for a due diligence period that expires on October 11, 2006. On completion of the due diligence period the Company can exercise its option and acquire 100% of the project by issuing 200,000 shares and agreeing to make a further payment of A$50,000 on the anniversary date of the option exercise.

8.

INTEREST EXPENSE

In 2003, the Company arranged for bridge financing totalling $152,131 which bore interest at 12%. The Company was unable to repay the loans when they fell due. In April 2005, the Company reached an agreement with the lenders to settle the principal amount of the debt for 25% in cash and 75% in common shares at US$0.15 per share. The loan holders agreed to waive interest on the loans and the common share bonuses. The settlement was subject to regulatory approval, which was granted in July 2005. On settlement of the debt, the Company recognized a $57,768 gain on settlement and issued 600,688 common shares.

9.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

	Number of Shares	Share Capital	Contributed Surplus

Balance at December 31, 2004	6,756,726	$ 4,392,709	$ 54,000
Share for debt settlement	600,688	109,291	-
Share for debt settlement with related parties	1,538,910	280,743	-
Private placement, July 2005	3,100,000	566,070	-
Private placement, September 2005	1,000,000	175,128	-
Private placement, December 2005	9,251,858	3,740,722	-
Agent’s fee and corporate finance fee	169,275	68,442
Broker warrants	-	-	194,000
Share issue costs	-	(587,001)	-
Stock option award	-	-	661,000

Balance at December 31, 2005	22,417,457	8,746,104	909,000

Purchase of Gold FX (note 7)	4,000,000	2,720,000	-
Stock option award (note 10)	-	-	861,000

Balance at March 31, 2006	26,417,457	$11,466,104	$1,770,000

The Company has agreed, subject to certain conditions being met, to issue 17,000,000 common shares relating to its options to purchase the Mt. Kare Property.

The 4,000,000 common shares issued to the vendors of Gold FX are subject to a pooling agreement which provides for release as follows:

Date	Number of Shares
March 31, 2006	400,000
September 30, 2006	1,200,000
March 31, 2007	1,200,000
September 30, 2007	1,200,000
4,000,000

10.

STOCK OPTIONS

In 2003, the Company adopted an incentive stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants of the Company.  The maximum number of shares reserved for issuance under the Plan may not exceed 10% of the issued share capital of the Company.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan have a term not to exceed five years.

The change in stock options outstanding is as follows:

	March 31, 2006		March 31, 2005
	Stock Options Outstanding	Weighted Average Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price

At beginning of period	1,737,000	$ 0.43	256,000	$ 0.60

Granted	900,000	0.98	-	-
Exercised	-	-	-	-
Expired or forfeited	-	-	(99,000)	(0.60)
At end of period	2,637,000	$ 0.62	157,000	$ 0.60

Stock-based compensation

In the three months ended March 31, 2006, the Company awarded options to purchase 900,000 common shares (2005 – nil) and recorded stock-based compensation expense of $861,000 (2004 - $nil).  The weighted average fair value of each option granted during 2006 was $0.96 (2005 – $nil). The following weighted average assumptions were used for the Black-Scholes option pricing model used to value stock options granted in 2006:

2006
Risk-free interest rate	4.0%
Expected life of options	3.3 years
Annualized volatility	147%
Dividend rate	0%

11.

WARRANTS

At March 31, 2006, the following stock purchase warrants were outstanding:

Number of Options	Exercise Price	Expiry Date

5,404,456	US$0.50	December 7, 2007

The change in share purchase warrants outstanding is as follows:

	March 31, 2006		March 31, 2005
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding		Weighted Average Exercise Price

At January 1	5,404,456	US$0.50	-	-	-
Expired	-	-	-	-	-
Exercised	-	-	-	-	-
At end of period	5,404,456	US$0.50	-	-	-

12.

RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with consulting and legal firms controlled by directors, and officers:

	Three Months Ended March 31
	2006	2005

Consulting fees	$ 89,500	$ 7,500
Legal fees	25,000	-
Administration fees	5,453	-
Rent and office costs	2,175	4,962

The Company also made option payments in respect of the Mt. Kare property of (1) $200,000 (2005 - $nil) to Longview Capital Partners Limited, which is controlled by an officer and director of the Company and (2) of $200,000 (2005 - $nil) to Madison Minerals Inc., a company in which a director is a shareholder and director. The Company also made expenditures of $711,657 (2005 - $ nil) under its option regarding the Mt. Kare property which is owned by Madison Minerals Inc.

Included in accounts payable at March 31, 2006 is $nil (December 31, 2005 - $25,000) due to a law firm controlled by a director and $42,930 (December 31, 2005 - $38,427) due to officers, directors and consulting companies in which officers or directors hold an interest.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

13.

RECLASSIFICATION

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2006.

14.

SUBSEQUENT EVENTS

In 2006, the Company entered into agreements as follows:

(a)

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of US$3,565,000 to fund exploration work and for working capital. Each unit consists of one common share and one half common share purchase warrant with each full warrant having an exercise price of US$1.25 for a period of two years from the closing date. The Company paid a 7.5% commission, 3,565,000 brokers’ warrants on the same terms as the financing warrants and other administration and corporate finance fees.

(b)

In May 2006, the Company entered into an option agreement to acquire a 100% interest in the Hanna 1 Nickel-Copper-PGE project subject to a 5% net profit royalty. In order to acquire its 100% interest in the Hanna 1 project, the Company must pay A$275,000 and issue 550,000 shares of Buffalo over a period of five years, spending not less than A$50,000 on exploration by June 24, 2006 and making final payment of A$20,000,000 on or before May 1, 2012.

BUFFALO GOLD LTD.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2006

The following discussion and analysis, prepared as of May 26, 2006, should be read together with the unaudited consolidated financial statements for the quarter ended March 31, 2006 the audited financial statements for the year ended December 31, 2005 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. All financial amounts are stated in Canadian dollars unless otherwise indicated.

Management’s discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of the Company. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company’s business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information regarding the Buffalo Gold Ltd. (“Buffalo” or the “Company”) is available on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

Overview

Buffalo is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit.  At that stage, the Company's operations are, to some extent, dependent on the prevailing market prices for the minerals produced by such operations.

In April 2005, the Company was granted, subject to regulatory approval which was subsequently granted, an option to acquire a 60% interest in six claims in the Omineca Mining Division in north-central British Columbia known as the Red Property, located 40 kilometres south of Northgate’s Kemess Mine.

In October 2005, the Company was granted, subject to regulatory approval which was subsequently granted, an option to acquire up to a 90% interest in the Mt. Kare Property, located in Papua New Guinea.

In February 2006, the Company entered into an agreement to acquire all of the shares of Gold FX Limited (“Gold FX”), a private Australian company that owns gold properties and uranium exploration properties in Australia.

In March 2006, the Company was granted an option to acquire the Murphy Ridge uranium project in Australia.

In May 2006, the Company was granted an option to acquire the Hanna 1 nickel-copper property in Western Australia. During and after the quarter ended March 31, 2006, the Company was primarily engaged in developing and implementing a drilling program for the Mt. Kare Property.

Share Issuances

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of US$3,565,000 to fund exploration work and for working capital. Each unit consists of one common share and one half common share purchase warrant with each full warrant having an exercise price of US$1.25 for a period of two years from the closing date. The Company paid a 7.5% commission, 3,565,000 brokers’ warrants on the same terms as the financing warrants and other administration and corporate finance fees.

Mt. Kare Property

In October 2005, the Company entered into an agreement with Longview Capital Partners Limited (“Longview”) to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview holds an option from Madison Minerals Inc. (“Madison”) to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview is beneficially owned by Damien Reynolds, who is also a director and the chairman of the board of Buffalo. Jim Stewart, one of Buffalo’s directors is also a director and shareholder of Madison.

The Mt. Kare Property is contiguous to Placer Dome’s Porgera Mine property, where current reserves and resources, along with past production, total more than 28 million ounces of gold. The various styles of mineralization identified at both Porgera and Mt. Kare are very similar in geologic setting and structural controls.

The existing geologic resource at Mt. Kare (using a 1.0 gm/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 gm/t gold) was estimated by the independent engineering firm of Watts Griffis & McOuat to be:

Resource Classification	Million Tonnes	g Au/t	g Ag/t
Indicated mineral resources	14.68	2.36	33.7
Inferred mineral resources	10.85	1.98	22.7

This resources estimate was completed prior to the implementation of National Instrument 43-101 and should be considered an historic estimate only.

In order to acquire its interest in the Mt. Kare Property, Buffalo assumed Longview’s obligations under its agreement with Madison as follows:

●

Buffalo will complete a preliminary feasibility study by January 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of $500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the 90% interest in the Mt. Kare Property. To date the Company has paid $300,000 to Madison.

●

Buffalo can acquire a further 2% interest (51% in the aggregate) by paying, in cash or shares at Buffalo’s election, a further $500,000 on or before February 15, 2007.

●

Buffalo can acquire a further 14% interest (65% in the aggregate) by completing a bankable  final feasibility study by July 4, 2008.

After acquiring at least a 51% interest, Buffalo will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of Buffalo or a combination of both. If Buffalo elects not to acquire Madison’s remaining interest, Buffalo and Madison will enter into a joint venture for the further development of Mt. Kare.

Subject to regulatory approval, Buffalo will issue Longview 17,000,000 common shares of Buffalo at a deemed price of US$0.25 per share upon Buffalo having acquired the initial 49% interest in Madison PNG from Madison. In addition, Buffalo has agreed to pay Longview $200,000 in blocks of $50,000 on signing of the acquisition agreement and every three months thereafter until paid. To date, the Company has paid all $200,000 to Longview.

This acquisition required the approval of Buffalo’s shareholders, which was subsequently granted at a special general meeting held on March 6, 2006.

Red Property

The Red Property is located in the Intermontane Belt and in the northwest-trending Quesnel Terrane.  This terrane is intruded by a number of Mesozoic intrusions and related copper-gold-molybdenum deposits, such as Copper Mountain, Mount Polley, Lorraine, Mt. Milligan, Kemess, Gibralter and Highland Valley.  Limited drilling has intersected significant widths of porphyry copper-gold mineralization with grades that compare well with those at the Kemess deposits.

The Red Property is presently held under option by Gitennes Exploration Inc. ("Gitennes") that can acquire a 100% interest in the Red Property, subject to a 1.5% net smelter return royalty.  In order to acquire its 60% interest in the underlying option, Buffalo must pay Gitennes $30,000 on regulatory approval, incur expenditures of $600,000 by July 15, 2007, of which $200,000 must be incurred by July 15, 2006, and must make property payments to the underlying vendor totalling $100,000 by July 15, 2007.  Thereafter, Buffalo and Gitennes will incur the balance of the $2,000,000 in expenditures required by the underlying option to be incurred by July 15, 2010 on a pro rata basis. To date the Company has paid $30,000 to Gitennes.

In the fall of 2005, Buffalo undertook a program of diamond drilling to further test the structural corridor that hosts this mineralization and its associated geophysical and geochemical anomalies at a cost of $275,000.Phase one drill program consisted of four drill holes totaling 626 metres that tested three separate targets within the main target area, as detailed below:

•

Drill hole R05-01 was collared to test a coincident IP chargeability anomaly and copper-in-soil geochemical anomaly approximately 150 metres northwest of drill hole R04-14. The hole was targeted to test the possible northwestern extension of the mineralized zone intersected in hole R04-14 (36.5 metres 0.26% copper and 0.12 g/t gold). Drill hole R05-01 intersected alteration and mineralization similar to drill hole R04-14, however the visible Chalcopyrite content was less than noted in Hole R04-14. The drill hole returned 16.0 metres of 0.20% copper and 98 ppb silver.

•

Drill hole R05-02 tested a northwest trending gold and copper MMI anomaly that lies immediately south of and sub parallel to the main trend of copper mineralization intersected in previous drilling. This hole returned 9.6 metres of 0.085% copper and 50 ppb silver.

•

Drill holes R05-03 and R05-04 were collared to test the south-west trending contact zone between the ultramafic intrusive unit to the southwest and dioritic intrusive and Takla volcanic rocks to the northeast. Hole R05-03 intersected anomalous intervals of nickel mineralization while hole R05-04 intersected the following significant intervals: 22.5 metres of 0.11% copper and 24 ppb silver: 47.9 metres of 0.16% copper and 45 ppb silver; 9.0 metres of 0.53% copper and 266 ppb silver; 15.0 metres of 0.17% copper and 60 ppb silver.

In all cases above there is insufficient information to determine whether intervals represent true widths.

The Company is currently reviewing results from the 2005 program to determine if it will carry our further exploration on the Red Property.

Gold FX

Gold FX is a private Australian company with gold and uranium exploration assets in Queensland and the Northern Territory of Australia. These projects host a number of uranium targets that have been defined based on geophysical airborne radiometric data.  The Gold FX acquisition allows Buffalo to increase exposure to the uranium market with the 13 new uranium and gold prospective tenements held by Gold FX.

Murphy Ridge

Buffalo has been granted an option by a private Australian company, Global Discovery Pty. Limited (“Global”), to acquire a 100% interest in the Murphy Ridge Project located in north-east Northern Territory, Australia. The Murphy Ridge Project is within the same tectonic area and along the strike from Laramide Resources’ Westmoreland Project in Queensland.  Westmoreland is reported by Laramide to have a large existing inferred resource of 17.4M tons @ 1.2 kg/ton U3O8 (>44 million pounds) which ranks it as one of the top ten largest uranium deposits in Australia.  This resource calculation was based on work completed prior to the implementation of National Instrument 43-101, however, and is therefore not currently 43-101 compliant.

The Murphy Ridge Project comprises two strategically placed exploration permits covering approximately 2,300 square km.  The target is unconformity style uranium with a setting analogous to the world-class Ranger and Jabiluka Mines, also in the Northern Territory.  This style of uranium deposit is the highest grade in the world, with Canadian examples that include Cigar Lake and McArthur River.

Australia ranks first in the world in known recoverable resources of uranium with 28% of the total. By contrast, Canada ranks third with 14% but has a leading position in world mine output with 30% of global supply.

Buffalo has signed a binding letter of intent on the Murphy Ridge Project and has paid Global the initial A$50,000 non-refundable payment that provides for a due diligence period that expires on October 11, 2006.  On completion of the due diligence period, Buffalo can exercise its option and acquire 100% of the project by issuing Global 200,000 shares and agreeing to make a further payment of A$50,000 on the anniversary date of the option exercise.

Global is a private company with exploration interests in the Northern Territory, Australia.  Dr. Andy Wilde and Mr. Mike Raetz are the principals of Global and will work with Buffalo to acquire further uranium project opportunities.

Hanna 1

The Hanna 1 Nickel-Copper-PGE Project, which was previously explored by BHP Minerals, is located 400 kilometres south east of Kalgoorlie and includes a large gravity and magnetic anomaly interpreted to be part of a large magmatic complex and considered an excellent target for Voisey's Bay, Norilsk and Jinchuan-style nickel sulphide deposits. The world class Jinchuan deposit hosts more than 500 million tonnes of ore grading 1.2% nickel and 0.7% copper.

Only one shallow hole has been drilled historically at Hanna 1, by BHP in 1999 as part of a regional search for Jinchuan-style mineralisation. The hole did not reach the targeted depth. The dimension of the strongly magnetic component of the complex is approximately 6 by 5 kilometres, making this a compelling target.

Three additional exploration licence applications, with an area more than 600 square kilometres, cover at least five high amplitude magnetic anomalies along a major structure considered excellent for hosting magmatic sulphide deposits. Many of the world's great Nickel mines occur within "camps", containing several deposits (e.g. Thompson Nickel Belt, Kambalda, Bushveld, Norilsk-Talnak and Jinchuan).

SELECTED QUARTERLY INFORMATION

Quarter Ended	Revenue	Loss for the Quarter	Loss per Share Basic and Fully Diluted

June 30, 2004	-	(37,968)	(0.01)
September 30, 2004	-	(19,817)	(0.00)
December 31, 2004	-	(45,735)	(0.01)
March 31, 2005	-	(18,741)	0.00
June 30, 2005	-	(10,202)	0.00
September 30, 2005	-	(119,907)	(0.01)
December 31, 2005	-	(1,251,321)	(0.08)
March 31, 2006	-	(2,173,109)	(0.10)

The Company’s loss increased in the fourth quarter of 2004, primarily as a result of the accrual of year-end costs such as audit fees. The quarterly loss decreased in the first quarter of 2005 without the year-end accruals. In the second quarter of 2005, the Company’s loss again decreased, for while expenses increased due to due diligence costs associated with the purchase of the Red Property and annual filing fees, they were offset by a gain recorded on settlement of debts. In the third quarter of 2005, expenses increased significantly as the Company became active on the Red Property and undertook investigation on the Mt. Kare Property.  In the fourth quarter of 2005, expenses again increased significantly as the Company began operating at Mt. Kare and incurred significant stock-based compensation expense. In the first quarter of 2006, exploration expenditures on Mt. Kare and related administrative support and stock option awards resulted in a further increase in the Company’s loss.

We expect that expenses will further increase in future quarters as the Company undertakes further exploration activity and incorporates Gold FX, Murphy Ridge and Hannah 1 into its operations. The preliminary exploration budget for the Mt. Kare Property is approximately $1,000,000 over the next 12 months, although this budget is being refined and may change materially. The preliminary exploration budget for the Red Property is $250,000 to $300,000 over the next 12 months, should the Company proceed with drilling. The Company has not yet developed a budget for the Gold FX or Murphy Ridge properties.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In this discussion of Buffalo’s results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

In the quarter ended March 31, 2006, the Company spent $815,000 on exploration activities. Of this amount, $103,000 related to completion of drilling on the Red Property and the $712,000 balance to maintaining the Company’s operations in Papua New Guinea and undertaking a drilling program.

In the quarter ended March 31, 2006, the Company incurred administrative expenses of $1,363,000 compared to $14,000 in the three months ended March 31, 2005. In the first part of 2005, the

Company’s activity was limited to fulfilling its public company obligations and investigating properties with three part-time personnel. By March 31, 2006, the Company had 10 personnel of whom four were engaged full-time.

The most significant increases in operating expenses were personnel related: consulting fees and stock-based compensation increased from $8,000 in the first quarter of 2005 to $1,012,000 in the first quarter of 2006. Investor relations increased from $nil to $147,000 as the Company communicated corporate developments to the investment community. The other significant change was in travel; travel expense in the first quarter of 2006 was $101,000 while there was no travel expense in the comparative period. The increase reflected corporate development activities and management visits to the Company’s properties.

The Company expects that expenses (other than stock-based compensation) will be the same or higher in the second quarter of 2006 as the Company undertakes further exploration activity and incorporates Gold FX and Murphy Ridge into its operations.

During the current period, the Company did not have any interest-bearing debt, but in the first quarter of 2005, the Company incurred interest expense of $4,000 on loans payable. During the current period, the Company earned $5,000 from funds held in term deposits.

The net loss for the quarter ended March 31, 2006 was $2,173,000 or $0.10 per share as compared with a net loss for the quarter ended March 31, 2005 of $19,000 or $0.00 per share.

At March 31, 2006, the Company had total assets of $5,217,000 as compared to $3,801,000 at December 31, 2005. The change in total assets is due primarily to cash expenditures of $1,842,000 on operating and investing activities and the issuance of shares with a value of $2,720,000 to acquire Gold FX.

On a net basis, operating activities consumed cash of $1,405,000 compared to $13,000 for the comparative period in 2005. The loss for the period ($2,173,000), accounted for most of the cash used, although $861,000 of the loss related to stock-based compensation, which did not consume cash.

The Company used $11,000 of cash in financing activities, being legal fees for the April 2006 private placement. In the comparative period, the Company used $3,000 of cash in financing activities.

Buffalo used $426,000 in investing activities in the three months ended March 31, 2006, but nothing in the comparable period in 2005. Most of the cash used in investing activities related to option payments for the Mt. Kare property ($350,000) and purchase costs associated with the Gold FX transaction ($66,000). The Company also advanced $8,000 to Gold FX prior to the transaction closing but acquired $51,000 of cash in Gold FX and its subsidiary, and incurred $43,000 of deferred acquisition costs.

In aggregate, the Company used cash of $1,842,000 in the first quarter of 2006 and had a cash balance of $1,700,000 at March 31, 2006, as compared to cash used of $15,000 in the first quarter of 2005 and a cash balance of $140,000 at March 31, 2005.

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended March 31, 2006, the Company accrued amounts to parties not at arm’s length with the Company consisting of $35,000 to Longview Strategies Incorporated, a company controlled by Damien Reynolds, a director and officer; $10,000 to John V. Tully & Associates Inc. owned by John Tully, a former director and officer; $12,000 to Lakehead Geological Services Inc., owned by a Douglas Turnbull, a director of the Company; $25,000 to James G. Stewart Law Corporation, owned by James G. Stewart, a director; and $7,500 to MCSI Consulting Services Inc., in which Simon Anderson, an officer of the Company holds a 50% interest. The Company also accrued or paid $2,715 in rent to Lakehead Geological Services Inc. and $5,453 in administrative services to Tournigan Gold Corporation, of which Damien Reynolds is a director and officer.

Buffalo currently provides monthly compensation to directors and officers as follows: $15,000 to Longview Strategies Incorporated for Damien Reynolds’ services and related administration, $4,000 to Lakehead Geological Services Inc. for Doug Turnbull’s services, $10,000 to James G. Stewart Law Corporation for Jim Stewart’s services, $13,000 to Greg Moseley, $6,000 to Stephen Flechner, $13,000 to Mareko Pty. Ltd. for Mark Dugmore’s services and $2,500 to MCSI Consulting Services Inc. for Simon Anderson’s services and related administration. Certain of these parties have agreed to defer payment of part of their accounts. Buffalo does not have any contractual commitments associated with such management services.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are no assurances that the Company can continue to obtain such financings; failure to obtain funding would result in the curtailment of exploration activities until such financing could be obtained.

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of US$3,565,000 to fund exploration work and for working capital.

At March 31, 2006, the Company’s working capital position was $1,422,000, down from $3,112,000 at December 31, 2005 due primarily to expenditures on operations.

The Company holds a note receivable for $47,500 plus accrued interest that is in default. Although the note is secured by personal guarantees from individuals who are believed to have liquid assets sufficient to satisfy the note receivable, the Company provided for the doubtful collection of this amount in the quarter ended December 31, 2005. The Company is currently in discussion with the parties to obtain payment of this amount.

The Company will require additional financing during the next 12 months to continue its operations and exploration.

Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and its planned exploration on its properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing, hedging or research and development services with the Company.

ADOPTION OF ACCOUNTING POLICY

The Company’s significant accounting policies were disclosed in the December 31, 2005 audited financial statements. Since that date the Company has acquired Gold FX, which maintains its accounts in Australian dollars. Accordingly, the Company has adopted a new accounting policy regarding the translation of foreign currencies.

The accounts of the Company’s subsidiaries, which are considered to be an integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

FINANCIAL AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, receivables, notes receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - Many of the Company’s expenses are denominated in Papua New Guinea Kina and Australian dollars. The Company does not currently hedge its foreign exchange positions and so is exposed to foreign exchange risk on its Papua New Guinea and Australian operating budgets. The Company raises equity funds in prices denominated in United States dollars but the resulting exchange risk affects the Company’s investors rather than its operations.

Interest rate risk - The Company’s interest-bearing debt had a fixed interest rate and was subsequently settled. Accordingly, the Company is not exposed to interest rate risk on financing activities.

Credit risk - The Company currently places substantially all of its cash in Canadian bank accounts and is therefore not subject to significant credit risk.  Following the purchase of the Mt. Kare Property, the Company may be exposed to credit risk if it opens a bank account in Papua New Guinea. The Company has few debts and so is subject to minimal credit risk on borrowings.

OUTSTANDING SHARE DATA

The Company has one class of authorized capital, being an unlimited number of common shares without par value. At the date of this report, the Company has issued 30,409,962 common shares. The Company has 2,637,000 stock options and 7,588,456 share purchase warrants outstanding. Buffalo has also committed to issue up to 17,000,000 common shares to Longview in connection with the purchase of the Mt. Kare Property, as described above. Accordingly, the maximum number of common shares that are issuable is 57,635,418.

Form 52-109F2 Certification of Interim Filings

I, Damien Reynolds, the Chief Executive Officer of Buffalo Gold Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ annual and Interim Filings) of Buffalo Gold Ltd. (the issuer) for the period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 29, 2006

“Damien Reynolds”

Damien Reynolds

Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Simon Anderson, the Chief Financial Officer of Buffalo Gold Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ annual and Interim Filings) of Buffalo Gold Ltd. (the issuer) for the period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 29, 2006

“Simon Anderson”

Simon Anderson

Chief Financial Officer